

UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

NOTICE OF ALLOWANCE AND FEE(S) DUE

24221   7590   12/09/2020

LOUIS VENTRE, JR
2483 OAKTON HILLS DRIVE
OAKTON, VA 22124-1530

EXAMINER
PATEL, HARESH N

ART UNIT	PAPER NUMBER
2493	

DATE MAILED: 12/09/2020

APPLICATION NO.	FILING DATE	FIRST NAMED INVENTOR	ATTORNEY DOCKET NO.	CONFIRMATION NO.
17/026,282	09/20/2020	John Almeida	almeida282	1077

TITLE OF INVENTION: VIRUS IMMUNE COMPUTER SYSTEM AND METHOD

APPLN. TYPE	ENTITY STATUS	ISSUE FEE DUE	PUBLICATION FEE DUE	PREV. PAID ISSUE FEE	TOTAL FEE(S) DUE	DATE DUE
nonprovisional	SMALL	$600	$0.00	$0.00	$600	03/09/2021

THE APPLICATION IDENTIFIED ABOVE HAS BEEN EXAMINED AND IS ALLOWED FOR ISSUANCE AS A PATENT. PROSECUTION ON THE MERITS IS CLOSED. THIS NOTICE OF ALLOWANCE IS NOT A GRANT OF PATENT RIGHTS. THIS APPLICATION IS SUBJECT TO WITHDRAWAL FROM ISSUE AT THE INITIATIVE OF THE OFFICE OR UPON PETITION BY THE APPLICANT. SEE 37 CFR 1.313 AND MPEP 1308.

THE ISSUE FEE AND PUBLICATION FEE (IF REQUIRED) MUST BE PAID WITHIN THREE MONTHS FROM THE MAILING DATE OF THIS NOTICE OR THIS APPLICATION SHALL BE REGARDED AS ABANDONED. THIS STATUTORY PERIOD CANNOT BE EXTENDED. SEE 35 U.S.C. 151. THE ISSUE FEE DUE INDICATED ABOVE DOES NOT REFLECT A CREDIT FOR ANY PREVIOUSLY PAID ISSUE FEE IN THIS APPLICATION. IF AN ISSUE FEE HAS PREVIOUSLY BEEN PAID IN THIS APPLICATION (AS SHOWN ABOVE), THE RETURN OF PART B OF THIS FORM WILL BE CONSIDERED A REQUEST TO REAPPLY THE PREVIOUSLY PAID ISSUE FEE TOWARD THE ISSUE FEE NOW DUE.

HOW TO REPLY TO THIS NOTICE:

I. Review the ENTITY STATUS shown above. If the ENTITY STATUS is shown as SMALL or MICRO, verify whether entitlement to that entity status still applies.

If the ENTITY STATUS is the same as shown above, pay the TOTAL FEE(S) DUE shown above.

If the ENTITY STATUS is changed from that shown above, on PART B - FEE(S) TRANSMITTAL, complete section number 5 titled "Change in Entity Status (from status indicated above)".

For purposes of this notice, small entity fees are 1/2 the amount of undiscounted fees, and micro entity fees are 1/2 the amount of small entity fees.

II. PART B - FEE(S) TRANSMITTAL, or its equivalent, must be completed and returned to the United States Patent and Trademark Office (USPTO) with your ISSUE FEE and PUBLICATION FEE (if required). If you are charging the fee(s) to your deposit account, section "4b" of Part B - Fee(s) Transmittal should be completed and an extra copy of the form should be submitted. If an equivalent of Part B is filed, a request to reapply a previously paid issue fee must be clearly made, and delays in processing may occur due to the difficulty in recognizing the paper as an equivalent of Part B.

III. All communications regarding this application must give the application number. Please direct all communications prior to issuance to Mail Stop ISSUE FEE unless advised to the contrary.

IMPORTANT REMINDER: Maintenance fees are due in utility patents issuing on applications filed on or after Dec. 12, 1980. It is patentee's responsibility to ensure timely payment of maintenance fees when due. More information is available at www.uspto.gov/PatentMaintenanceFees.

Page 1 of 3

PTOL-85 (Rev. 02/11)



UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

NOTICE OF ALLOWANCE AND FEE(S) DUE

24221   7590   11/16/2020

LOUIS VENTRE, JR
2483 OAKTON HILLS DRIVE
OAKTON, VA 22124-1530

EXAMINER
GRACIA, GARY S

ART UNIT	PAPER NUMBER
2491	

DATE MAILED: 11/16/2020

APPLICATION NO.	FILING DATE	FIRST NAMED INVENTOR	ATTORNEY DOCKET NO.	CONFIRMATION NO.
16/767,580	05/27/2020	John Almeida	almeida580	2091

TITLE OF INVENTION: STORING AND USING MULTIPURPOSE SECRET DATA

APPLN. TYPE	ENTITY STATUS	ISSUE FEE DUE	PUBLICATION FEE DUE	PREV. PAID ISSUE FEE	TOTAL FEE(S) DUE	DATE DUE
nonprovisional	SMALL	$600	$0.00	$0.00	$600	02/16/2021

THE APPLICATION IDENTIFIED ABOVE HAS BEEN EXAMINED AND IS ALLOWED FOR ISSUANCE AS A PATENT. <u>PROSECUTION ON THE MERITS IS CLOSED.</u> THIS NOTICE OF ALLOWANCE IS NOT A GRANT OF PATENT RIGHTS. THIS APPLICATION IS SUBJECT TO WITHDRAWAL FROM ISSUE AT THE INITIATIVE OF THE OFFICE OR UPON PETITION BY THE APPLICANT. SEE 37 CFR 1.313 AND MPEP 1308.

THE ISSUE FEE AND PUBLICATION FEE (IF REQUIRED) MUST BE PAID WITHIN <u>THREE MONTHS</u> FROM THE MAILING DATE OF THIS NOTICE OR THIS APPLICATION SHALL BE REGARDED AS ABANDONED. <u>THIS STATUTORY PERIOD CANNOT BE EXTENDED.</u> SEE 35 U.S.C. 151. THE ISSUE FEE DUE INDICATED ABOVE DOES NOT REFLECT A CREDIT FOR ANY PREVIOUSLY PAID ISSUE FEE IN THIS APPLICATION. IF AN ISSUE FEE HAS PREVIOUSLY BEEN PAID IN THIS APPLICATION (AS SHOWN ABOVE), THE RETURN OF PART B OF THIS FORM WILL BE CONSIDERED A REQUEST TO REAPPLY THE PREVIOUSLY PAID ISSUE FEE TOWARD THE ISSUE FEE NOW DUE.

HOW TO REPLY TO THIS NOTICE:

I. Review the ENTITY STATUS shown above. If the ENTITY STATUS is shown as SMALL or MICRO, verify whether entitlement to that entity status still applies.

If the ENTITY STATUS is the same as shown above, pay the TOTAL FEE(S) DUE shown above.

If the ENTITY STATUS is changed from that shown above, on PART B - FEE(S) TRANSMITTAL, complete section number 5 titled "Change in Entity Status (from status indicated above)".

For purposes of this notice, small entity fees are 1/2 the amount of undiscounted fees, and micro entity fees are 1/2 the amount of small entity fees.

II. PART B - FEE(S) TRANSMITTAL, or its equivalent, must be completed and returned to the United States Patent and Trademark Office (USPTO) with your ISSUE FEE and PUBLICATION FEE (if required). If you are charging the fee(s) to your deposit account, section "4b" of Part B - Fee(s) Transmittal should be completed and an extra copy of the form should be submitted. If an equivalent of Part B is filed, a request to reapply a previously paid issue fee must be clearly made, and delays in processing may occur due to the difficulty in recognizing the paper as an equivalent of Part B.

III. All communications regarding this application must give the application number. Please direct all communications prior to issuance to Mail Stop ISSUE FEE unless advised to the contrary.

IMPORTANT REMINDER: Maintenance fees are due in utility patents issuing on applications filed on or after Dec. 12, 1980. It is patentee's responsibility to ensure timely payment of maintenance fees when due. More information is available at www.uspto.gov/PatentMaintenanceFees.

PTOL-85 (Rev. 02/11)


(12) **United States Patent**
   Almeida

(10) **Patent No.:** **US 10,817,623 B2**
(45) **Date of Patent:** **Oct. 27, 2020**

(54) **VIRUS IMMUNE COMPUTER SYSTEM AND METHOD**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: **16/801,520**

(22) Filed: **Feb. 26, 2020**

(65) **Prior Publication Data**

   US 2020/0210627 A1   Jul. 2, 2020

Related U.S. Application Data

(62) Division of application No. 15/839,450, filed on Dec. 12, 2017, now Pat. No. 10,614,254.

(51) **Int. Cl.**

H04L 9/06	(2006.01)
H04L 9/08	(2006.01)
G06F 21/62	(2013.01)
G06F 21/72	(2013.01)
H04L 9/00	(2006.01)
G06F 21/60	(2013.01)
G06F 21/73	(2013.01)
G06F 21/57	(2013.01)

(52) **U.S. Cl.**
   CPC *G06F 21/72* (2013.01); *G06F 21/57* (2013.01); *G06F 21/602* (2013.01); *G06F 21/6209* (2013.01); *G06F 21/73* (2013.01); *H04L 9/006* (2013.01)

(58) **Field of Classification Search**
   CPC G06F 21/72; G06F 21/73; G06F 21/57; G06F 21/602; G06F 21/6209; H04L 9/006

   USPC 713/189
   See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

7,233,997	B1 *	6/2007	Leveridge	.... G06F 21/33 709/217
2002/0077177	A1 *	6/2002	Elliott	.... A63F 13/71 463/40
2003/0177422	A1 *	9/2003	Tararoukhine	...... H04L 63/0442 714/48
2004/0105546	A1 *	6/2004	Chernyak	.... H04L 9/3093 380/259
2006/0002562	A1 *	1/2006	Berenstein	.... H04L 9/0825 380/278
2006/0036861	A1 *	2/2006	Chernyak	.... H04L 9/0841 713/171

(Continued)

Primary Examiner — Haresh N Patel
(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57)   **ABSTRACT**

A method and apparatus prevents hacker code from infecting an application program by requiring decryption of the application program prior to running the application program on a computer. The method includes steps of: providing a storage device that is a separate unit from components necessary to operate the computer; storing a symmetric private key on the storage device; using the symmetric private key to produce an encrypted application program upon first installation; thereafter decrypting that part of the encrypted application program needed implement a command to run the application program; precluding the computer from running any part of the application program that has not been first encrypted with the symmetric private key; and, decrypting, on the fly, only those follow-on parts of the encrypted application program needed to perform functions called for during operation of the application program.

3 Claims, 23 Drawing Sheets





(12) United States Patent
Almeida

(10) **Patent No.:** **US 10,346,608 B2**
(45) **Date of Patent:** **Jul. 9, 2019**

(54) **VIRUS IMMUNE COMPUTER SYSTEM AND METHOD**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: **16/008,779**

(22) Filed: **Jun. 14, 2018**

(65) **Prior Publication Data**

US 2019/0180027 A1   Jun. 13, 2019

Related U.S. Application Data

(63) Continuation-in-part of application No. 15/839,450, filed on Dec. 12, 2017, and a continuation-in-part of application No. 16/005,399, filed on Jun. 11, 2018.

(51) **Int. Cl.**

G06F 21/56	(2013.01)
G06F 21/51	(2013.01)
G06F 8/61	(2018.01)
H04L 9/08	(2006.01)
G06F 9/445	(2018.01)

(52) **U.S. Cl.**
CPC *G06F 21/51* (2013.01); *G06F 8/61* (2013.01); *G06F 9/445* (2013.01); *G06F 21/56* (2013.01); *H04L 9/0894* (2013.01); *G06F 2221/033* (2013.01)

(58) **Field of Classification Search**
CPC . G06F 21/51; G06F 8/61; G06F 9/445; G06F 21/56; G06F 2221/033; H04L 9/0894
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

4,757,534 A	7/1988	Matyas et al.	
4,847,902 A	7/1989	Hampson	
6,212,635 B1 *	4/2001	Reardon	G06F 21/34 380/30
6,941,284 B2	9/2005	DeFilippo et al.	

(Continued)

OTHER PUBLICATIONS

Korean Intellectual Property Office, International Search Report on PCT/US2018/051196 (identical daughter application of U.S. Appl. No. 16/008,779), dated Jan. 3, 2019, 3 pgs., PCT/ISA/210, Republic of Korea.

(Continued)

Primary Examiner — Yonas A Bayou
(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57) **ABSTRACT**

A method and apparatus prevents hacker code from infecting an application program by requiring decryption of the application program prior to running the application program on a computer. The device is preferably a computer system that includes a dongle, or a separate unit that is connected or connectable to the computer. A security program decrypts a first key with a second key stored on the dongle. When a new application is installed the first time on the computer, the security program uses a decrypted first key to encrypt whatever is installed such that the encrypted application program is the only installed version of the application program on any non-transitory computer readable memory accessible by the computer. When a command is given to startup the application program, whatever code is needed for startup is first decrypted using the decrypted first key.

16 Claims, 27 Drawing Sheets





US010592697B1

(12) **United States Patent**
Almeida

(10) **Patent No.:** **US 10,592,697 B1**
(45) **Date of Patent:** ***Mar. 17, 2020**

(54) **VIRUS IMMUNE COMPUTER SYSTEM AND METHOD**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

This patent is subject to a terminal disclaimer.

(21) Appl. No.: **16/326,805**

(22) PCT Filed: **Sep. 19, 2018**

(86) PCT No.: **PCT/US2018/051665**
§ 371 (c)(1),
(2) Date: **Feb. 20, 2019**

(87) PCT Pub. No.: **WO2019/118036**
PCT Pub. Date: **Jun. 20, 2019**

Related U.S. Application Data

(63) Continuation-in-part of application No. 15/839,450, filed on Dec. 12, 2017, and a continuation-in-part of application No. 16/005,399, filed on Jun. 11, 2018.

(51) **Int. Cl.**
G06F 21/72 (2013.01)
G06F 21/57 (2013.01)
(Continued)

(52) **U.S. Cl.**
CPC *G06F 21/72* (2013.01); *G06F 21/57* (2013.01); *G06F 21/602* (2013.01);
(Continued)

(58) **Field of Classification Search**
None
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

6,212,635 B1   4/2001 Reardon
8,438,392 B2 * 5/2013 Oxford G06F 21/10
713/169
(Continued)

FOREIGN PATENT DOCUMENTS

JP   2016048951 A   4/2016

OTHER PUBLICATIONS

Korean Intellectual Property Office, International Search Report of the International Searching Authority, PCT/US2018/051665, Form PCT/ISA/210, dated Feb. 12, 2019, Seo-gu, Daejeon, Republic of Korea.

(Continued)

Primary Examiner — Kambiz Zand
Assistant Examiner — Arezoo Sherkat
(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57) **ABSTRACT**

A method and apparatus prevents hacker code from infecting an application program by requiring decryption of the application program prior to running the application program on a computer. The method includes steps of: providing a security device that is a separate unit from components necessary to operate the computer; storing a symmetric private key on the security device; using the device symmetric private key to produce an encrypted application program upon first installation; thereafter decrypting that part of the encrypted application program needed implement a command to run the application program; and, decrypting, on the fly, only those follow-on parts of the encrypted application program needed to perform functions called for during operation of the application program.

21 Claims, 23 Drawing Sheets





US010614232B2

(12) **United States Patent** (10) **Patent No.:** **US 10,614,232 B2**

Almeida (45) **Date of Patent:** **Apr. 7, 2020**

(54) **STORING AND USING MULTIPURPOSE SECRET DATA**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 102 days.

(21) Appl. No.: **16/126,204**

(22) Filed: **Sep. 10, 2018**

(65) **Prior Publication Data**

US 2020/0082100 A1 Mar. 12, 2020

(51) **Int. Cl.**
G06F 11/30	(2006.01)
G06F 21/60	(2013.01)
H04L 9/08	(2006.01)
G06F 8/61	(2018.01)
G06F 21/62	(2013.01)

(52) **U.S. Cl.**
CPC *G06F 21/602* (2013.01); *G06F 8/61* (2013.01); *G06F 21/6218* (2013.01); *H04L 9/0861* (2013.01)

(58) **Field of Classification Search**
CPC G06F 21/602; G06F 21/6218; G06F 21/72; G06F 21/85; G06F 8/61; H04L 9/0861; H04L 63/0435
USPC 713/193
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

4,757,534 A		7/1988	Matyas et al.	
4,847,902 A		7/1989	Hampson	
6,151,678 A	*	11/2000	Davis	G06F 21/305
				714/36

6,209,098 B1	*	3/2001	Davis	G06F 12/1408
				713/194
6,262,915 B1	*	7/2001	Kihara	G06F 21/10
				365/185.11
6,941,284 B2		9/2005	DeFilippo et al.	

(Continued)

FOREIGN PATENT DOCUMENTS

EP 0816967 B1 9/2007

OTHER PUBLICATIONS

Korean Intellectual Property Office, Written Opinion of the International Searching Authority on PCT/US2019/047743, a CIP of this '204 application, dated Dec. 6, 2019, 189 Cheongsa-ro, Seo-gu, Daejeon, 35208, Republic of Korea.

(Continued)

Primary Examiner — Samson B Lemma

(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57) **ABSTRACT**

A system and method improves digital security in a computer by adding an electronic circuit. The electronic circuit stores sensitive data in an un-erasable state such that the sensitive data may not be altered. The electronic circuit limits transfer of the sensitive data only once after each power-up or after each reset of the computer. The electronic circuit prevents access to the sensitive data by an authorized program. The electronic circuit utilizes its own storage medium and a random access memory, the latter of which can receive and store the sensitive data from the non-transitory computer storage medium. The method includes hosting on the computer a software driver and a copy-of-copy of first security key obtained from the sensitive data stored on the electronic circuit. The software driver is operable to install a software module on the computer using the copy-of-copy of first security key to encrypt each installed file.

20 Claims, 13 Drawing Sheets




(12) United States Patent
Almeida

(10) Patent No.: **US 10,614,254 B2**
(45) Date of Patent: **Apr. 7, 2020**

(54) **VIRUS IMMUNE COMPUTER SYSTEM AND METHOD**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 372 days.

(21) Appl. No.: **15/839,450**

(22) Filed: **Dec. 12, 2017**

(65) **Prior Publication Data**

US 2019/0180056 A1 Jun. 13, 2019

(51) **Int. Cl.**

H04L 9/06	(2006.01)
H04L 9/08	(2006.01)
H04L 9/32	(2006.01)
G06F 21/72	(2013.01)
H04L 9/00	(2006.01)
G06F 21/60	(2013.01)
G06F 21/73	(2013.01)
G06F 21/62	(2013.01)
G06F 21/57	(2013.01)

(52) **U.S. Cl.**
CPC *G06F 21/72* (2013.01); *G06F 21/57* (2013.01); *G06F 21/602* (2013.01); *G06F 21/6209* (2013.01); *G06F 21/73* (2013.01); *H04L 9/006* (2013.01)

(58) **Field of Classification Search**
CPC H04L 9/006; G06F 21/72; G06F 21/73; G06F 21/57; G06F 21/602; G06F 21/6209
USPC 713/189
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

4,757,534	A	7/1988	Matyas et al.
4,847,902	A	7/1989	Hampson
6,212,635	B1	4/2001	Reardon
6,941,284	B2	9/2005	DeFilippo et al.
7,228,436	B2	6/2007	Kawaguchi

(Continued)

FOREIGN PATENT DOCUMENTS

JP   2016048951 A   4/2016

OTHER PUBLICATIONS

Korean Intellectual Property Office, Written Opinion of the International Searching Authority on PCT/US2018/051665, a CIP of this '450 application, dated Feb. 12, 2019, 189 Cheongsa-ro, Seo-gu, Daejeon, 35208, Republic of Korea.

(Continued)

Primary Examiner — Haresh N Patel

(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57) **ABSTRACT**

A method and apparatus prevents hacker code from infecting an application program by requiring decryption of the application program prior to running the application program on a computer. The method includes steps of: providing a storage device that is a separate unit from components necessary to operate the computer; storing a symmetric private key on the storage device; using the symmetric private key to produce an encrypted application program upon first installation; thereafter decrypting that part of the encrypted application program needed implement a command to run the application program; precluding the computer from running any part of the application program that has not been first encrypted with the symmetric private key; and, decrypting, on the fly, only those follow-on parts of the encrypted application program needed to perform functions called for during operation of the application program.

10 Claims, 23 Drawing Sheets





US010642970B2

(12) **United States Patent**
Almeida

(10) **Patent No.: US 10,642,970 B2**
(45) **Date of Patent: May 5, 2020**

(54) **VIRUS IMMUNE COMPUTER SYSTEM AND METHOD**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 212 days.

(21) Appl. No.: **16/005,399**

(22) Filed: **Jun. 11, 2018**

(65) **Prior Publication Data**

US 2019/0180026 A1 Jun. 13, 2019

Related U.S. Application Data

(63) Continuation-in-part of application No. 15/839,450, filed on Dec. 12, 2017.

(51) **Int. Cl.**

H04L 9/06	(2006.01)
H04L 9/08	(2006.01)
H04L 9/32	(2006.01)
G06F 21/51	(2013.01)
G06F 21/56	(2013.01)
G06F 21/54	(2013.01)
G06F 8/61	(2018.01)

(52) **U.S. Cl.**

CPC ***G06F 21/51*** (2013.01); ***G06F 8/61*** (2013.01); ***G06F 21/54*** (2013.01); ***G06F 21/56*** (2013.01); ***H04L 9/0894*** (2013.01); *G06F 2221/033* (2013.01)

(58) **Field of Classification Search**

CPC H04L 9/006; G06F 21/72; G06F 21/73; G06F 21/57; G06F 21/602; G06F 21/6209

USPC 713/189

See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

4,757,534 A	7/1988	Matyas et al.
4,847,902 A	7/1989	Hampson
6,212,635 B1	4/2001	Reardon
6,941,284 B2	9/2005	DeFilippo et al.

(Continued)

FOREIGN PATENT DOCUMENTS

JP	2016048951 A	4/2016

OTHER PUBLICATIONS

Korean Intellectual Property Office, Written Opinion of the International Searching Authority on PCT/US2018/051665, the PCT counterpart of this '399 application, Feb. 12, 2019, 189 Cheongsa-ro, Seo-gu, Daejeon, 35208, Republic of Korea.

(Continued)

Primary Examiner — Haresh N Patel

(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57) **ABSTRACT**

A method and apparatus prevents hacker code from infecting an application program by requiring decryption of the application program prior to running the application program on a computer. The method includes steps of: providing a security device that is a separate unit from components necessary to operate the computer; storing a symmetric private key on the security device; using the device symmetric private key to produce an encrypted application program upon first installation; thereafter decrypting that part of the encrypted application program needed implement a command to run the application program; and, decrypting, on the fly, only those follow-on parts of the encrypted application program needed to perform functions called for during operation of the application program.

11 Claims, 22 Drawing Sheets



New DEDK non-transitory computer storage medium - 1260
Key_1 1260A
Key_2 1260B
Key_3 1260C
Key_n 1260D
1250 NEW DEDK
1255
1240
106
New DEDK latch memory 1251
Key_a 1251A
Key_b 1251B
Key_c 1251C
Key_z 1251D
1245
1200A
Key_a1 1236A
Key_b2 1236B
Key_c3 1236C
Key_zn 1236D
Cradle latch memory 1236
1235 - CRADLE
1240A

(12) **United States Patent**
Almeida

(10) **Patent No.:** **US 10,664,588 B1**
(45) **Date of Patent:** ***May 26, 2020**

(54) **VIRUS IMMUNE COMPUTER SYSTEM AND METHOD**

(71) Applicant: **John Almeida**, Plano, TX (US)

(72) Inventor: **John Almeida**, Plano, TX (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

This patent is subject to a terminal disclaimer.

(21) Appl. No.: **16/773,425**

(22) Filed: **Jan. 27, 2020**

Related U.S. Application Data

(63) Continuation of application No. PCT/US2018/051196, filed on Sep. 14, 2018, which is a continuation of application No. 16/008,779, filed on Jun. 14, 2018, now Pat. No. 10,346,608, which is a continuation-in-part of application No. 15/839,450, (Continued)

(51) **Int. Cl.**
G06F 21/51	(2013.01)
G06F 9/445	(2018.01)
G06F 21/56	(2013.01)
H04L 9/08	(2006.01)
G06F 21/57	(2013.01)
G06F 8/61	(2018.01)

(52) **U.S. Cl.**
CPC *G06F 21/51* (2013.01); *G06F 8/61* (2013.01); *G06F 9/445* (2013.01); *G06F 21/56* (2013.01); *G06F 21/575* (2013.01); *H04L 9/0822* (2013.01); *H04L 9/0825* (2013.01); *H04L 9/0894* (2013.01); *G06F 2221/033* (2013.01)

(58) **Field of Classification Search**
CPC G06F 21/51; G06F 21/56; G06F 9/445; H04L 9/0822; H04L 9/0894

USPC 713/190
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

4,757,534 A	7/1988	Matyas et al.	
4,847,902 A	7/1989	Hampson	
6,212,635 B1	4/2001	Reardon	

(Continued)

OTHER PUBLICATIONS

Korean Intellectual Property Office, International Search Report on PCT/US2018/051196 (identical daughter application of US16008779), dated Jan. 3, 2019, 3 pgs., PCT/ISA/210, Republic of Korea.

(Continued)

Primary Examiner — Eleni A Shiferaw
Assistant Examiner — Angela R Holmes
(74) *Attorney, Agent, or Firm* — Louis Ventre, Jr.

(57) **ABSTRACT**

A method and apparatus prevents hacker code from infecting an application program by requiring decryption of the application program prior to running the application program on a computer. The device is preferably a computer system that includes a dongle, or a separate unit that is connected or connectable to the computer. A security program decrypts a first key with a second key stored on the dongle. When a new application is installed the first time on the computer, the security program uses a decrypted first key to encrypt whatever is installed such that the encrypted application program is the only installed version of the application program on any non-transitory computer readable memory accessible by the computer. When a command is given to startup the application program, whatever code is needed for startup is first decrypted using the decrypted first key.

1 Claim, 27 Drawing Sheets

